

Mail Stop 4628

May 19, 2016

Via E-mail
Domenic Dell'Osso, Jr.
Chief Financial Officer
Chesapeake Energy Corporation
6100 North Western Avenue
Oklahoma City, Oklahoma 73118

> Re: **Chesapeake Energy Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 25, 2016**
> **Form 8-K filed May 5, 2016**
> **File No. 1-13726**

Dear Mr. Dell'Osso:

We have reviewed your April 21, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 7, 2016 letter.

Form 10-K for Fiscal Year Ended December 31, 2015

Exhibit 4.10.1

1.   We have considered your response to prior comment 3 but do not concur. Please file complete versions of your credit agreement and any amendments thereto, including all of the schedules and exhibits, in your next period filing. We note that while Item 601(b)(2) of Regulation S-K permits you to omit schedules (or similar attachments) to plans of acquisition, reorganization, etc. if they do not contain information which is material to an investment decision or which is already disclosed in the agreement or disclosure document, there is not a similar provision in Item 601(b)(10) of Regulation S-K regarding material contracts.

2.   Your revised presentation of adjusted net earnings (loss) per fully diluted share in response to our prior comment 5 does not appear to provide reconciliations on a per share basis of the non-GAAP financial measure to its most directly comparable GAAP measure. Further revise your presentation to provide reconciliations on a per share basis. See question 102.05 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures for further guidance.

3.   Your adjusted net earnings (loss) per fully diluted share is calculated using shares that are considered antidilutive on a GAAP basis. The use of all shares outstanding assuming full dilution results in a non-GAAP financial measure that appears to go beyond the scope of the definition of a non-GAAP financial measure in Item 10(e)(2) of Regulation S-K and is inconsistent with a fundamental aspect of the calculation of earnings per share under U.S. GAAP. Revise your per-share presentation to exclude antidilutive shares, or tell us why you believe inclusion of antidilutive shares is appropriate under Regulation S-K.

You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Shannon Buskirk, Staff Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Karina V. Dorin, Staff Attorney, at (202) 551-3763 or me at (202) 551-3745 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources